

Mail Stop 4720

August 12, 2015

Via E-mail
Joe A. Shearin
President and Chief Executive Officer
Eastern Virginia Bankshares, Inc.
330 Hospital Road
Tappahannock, VA 22560

> **Re: Eastern Virginia Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Response dated August 11, 2015**
> **File No. 333-205701**

Dear Mr. Shearin:

We have reviewed your response letter dated August 11, 2015, and have the following comment.

Incorporation by Reference, page ii

1. We note your response to comment one. Based on the beneficial ownership disclosure included in your latest Definitive Proxy Statement on Schedule 14A, affiliates of the company held 1,663,706 shares of common stock. Ownership reports filed by your directors and officers do not indicate that any significant dispositions have been made. Please explain how you derived the 552,513 number of shares of common stock held by affiliates as of July 6, 2015, which represents a decrease of over one million shares from the proxy beneficial ownership disclosure. In your analysis, please ensure to include a detailed account of shares excluded from your calculation of beneficial ownership, giving due regard to the requirements of Rule 13d-3 of the Exchange Act which defines a beneficial owner as a person who has or "shares" voting and/or investment power over the same securities. In addition, please also explain why your analysis changed from the time of the filing of the proxy statement to the filing of the Form S-4.

Please contact Erin Purnell, Staff Attorney, at (202) 551-3454 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services I

cc: Jacob Lutz
       Troutman Sanders LLP